Exhibit 99.14

(an exploration stage enterprise)

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian Dollars)

Notice of No Auditor Review

These unaudited condensed interim consolidated financial statements have not been reviewed by the auditors of the Corporation. This notice is being provided in accordance with Section 4.3 (3) (a) of National Instrument 51-102 - Continuous Disclosure Obligations.

NOTICE OF NO AUDITOR REVIEW

NOTICE TO READERS

Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The condensed interim consolidated financial statements of Skeena Resources Limited (an exploration stage company) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised primarily of non-management directors.

The Company’s independent auditors have not performed an audit or review of these condensed interim consolidated financial statements.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

May 28, 2020

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in Canadian dollars)

	Note	March 31, 2020	December 31, 2019
ASSETS

Current
Cash and cash equivalents		$22,421,073	$13,119,477
Receivables	5	1,481,221	2,229,414
Prepaid expenses		652,138	567,755
GJ mineral property	6	3,378,131	3,083,035

Current assets		27,932,563	18,999,681
Deposits	7	1,413,500	1,413,500
Exploration and evaluation interests	8	1,834,153	1,836,759
Marketable securities	9	1,064,190	246,285
Capital assets	10	1,900,096	1,932,101

Total assets		$34,144,502	$24,428,326

LIABILITIES

Current
Accounts payable and accrued liabilities	11	$4,151,598	$4,083,095
Current portion of lease liability	13	324,100	307,500
Flow-through share premium liability	12	7,795,664	3,991,264

Current liabilities		12,271,362	8,381,859

Long term lease	13	1,161,027	1,158,546
Provision for closure and reclamation	14	3,280,955	3,280,955

Total liabilities		16,713,344	12,821,360

SHAREHOLDERS’ EQUITY

Capital stock	15	109,821,236	99,185,162
Reserves	15	13,852,145	13,585,108
Deficit		(106,242,223)	(101,163,304)

Total shareholders’ equity		17,431,158	11,606,966

Total liabilities and shareholders’ equity		$34,144,502	$24,428,326

GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 17)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry" Director	signed “Suki Gill” Director

The accompanying notes are an integral part of these condensed consolidated interim consolidated financial statements.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in Canadian dollars)

		For the three months ended March 31
	Note	2020	2019
ADMINISTRATIVE EXPENSES
Exploration and evaluation	8	$4,821,077	$703,947
Share-based payments	11, 15	397,976	-
Wages	11	193,572	200,378
Communication		245,351	138,696
Professional fees		18,019	46,477
Office and administration		63,411	(1,117)
Consulting		81,375	98,423
Travel		13,591	16,357
Transfer agent and listing fees		22,051	6,988
Property research		-	17,197
Foreign exchange (gain) loss		12,220	5,487
Interest (income) expense		(42,918)	12,403
Accretion	13, 14	33,974	42,138
Amortization	10	97,725	93,510
(Gain) loss on marketable securities	9	(67,905)	142,500
Flow-through share premium recovery	12	(810,600)	(49,383)

Net loss and comprehensive loss for the period		$(5,078,919)	$(1,474,001)

Loss per share		$(0.04)	$(0.02)

Weighted average number of common shares outstanding		117,324,113	97,847,879

Certain of the prior periods' figures have been reclassified to conform with the current periods' presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - expressed in Canadian dollars)

	Capital Stock		Reserves				Total Shareholders’
	Shares	Amount	Options	Warrants	Total Reserves	Deficit	Equity
Balance at December 31, 2018	97,847,879	$81,566,790	$8,206,228	$2,873,790	$0	$(74,080,141)	$18,566,367
Share issue costs	-	-	-	-	-	-	-
Loss for the three months	-	-	-	-	-	(1,474,001)	(1,474,001)
Balance at March 31, 2019	147,801,872	$114,200,162	$10,711,318	$2,873,790	$13,585,108	$(75,554,442)	$26,621,966.00

Balance at December 31, 2019	134,801,872	$99,185,162	$10,711,318	$2,873,790	$13,585,108	$(101,163,304)	$11,606,966
Private placements	13,000,000	15,015,000	-	-	-	-	15,015,000
Share issue costs	-	(855,699)	-	-	-	-	(855,699)
Exercise of options	908,280	667,023	(286,177)	-	(286,177)	-	380,846
Exercise of warrants	460,833	424,750	-	-	-	-	424,750
Flow-through share premium	-	(4,615,000)	-	-	-	-	(4,615,000)
Share-based payments	-	-	553,215	-	553,215	-	553,215
Loss for the three months	-	-	-	-	-	(5,078,919)	(5,078,919)
Balance at March 31, 2020	149,170,985	$109,821,236	$10,978,355	$2,873,790	$13,852,145	$(106,242,223)	$17,431,158

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - expressed in Canadian dollars)

	For the three months ended March 31
	2020	2019
OPERATING ACTIVITIES
Loss for the period	$(5,078,919)	$(1,474,001)
Items not affecting cash
Amortization	97,725	93,510
Accretion	33,974	37,377
Share-based payments	553,214	-
Flow-through recovery	(810,600)	(49,383)
Unrealized (gain) loss on marketable securities	(67,905)	142,500
Changes in non-cash working capital
Receivables	(1,807)	275,563
Prepaid expenses	(84,383)	13,049
Accounts payable and accrued liabilities	(787,196)	175,659
GJ mineral property	(295,096)	-
Net cash used in operating activities	(6,440,993)	(785,726)

FINANCING ACTIVITIES
Net proceeds from share issuance	15,820,596	-
Net cash provided by financing activities	15,820,596	-

INVESTING ACTIVITIES
Proceeds from sale of mineral property	-	50,000
Lease payments	(76,665)	(76,876)
Purchase of equipment	(1,342)	(6,258)
Net cash used in investing activities	(78,007)	(33,134)

Change in cash and cash equivalents during the period	9,301,596	(818,860)
Cash, beginning of the period	13,119,477	1,092,291

Cash and cash equivalents, end of the period	$22,421,073	$(33,134)

Supplemental non-cash information:

As a result of the adoption of IFRS 16 (Note 3), on January 1, 2019 a new lease asset and lease liability were recognized. The lease asset recognized is presented in Note 10. The current portion of the lease liability is split between current lease liability ($324,100 at March 31, 2020 and $307,500 at March 31, 2019) and long-term lease liability ($1,161,027 at March 31, 2020 and $1,302,149 at March 31, 2019).

During the three months ended March 31, 2020, the Company received StrikePoint Gold Inc. (“StrikePoint”) securities valued at $750,000 in satisfaction of accounts receivable from StrikePoint (Note 9).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The condensed interim consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past, through the sale of assets and the issuance of additional equity, there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of reserves, the ability to raise financing to complete the exploration and development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. The condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

	March 31, 2020	December 31, 2019
Working capital	$15,661,201	$10,617,822
Deficit	$(106,242,223)	$(101,163,304)

2.	BASIS OF PRESENTATION

Statement of Compliance and Accounting Policies

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared using the accounting policies as set out in the audited annual financial statements for the year ended December 31, 2019, with the adoption of updated policies described in Note 3. The disclosures which follow do not include all disclosures required for the annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereon for the year ended December 31, 2019.

The Board of Directors approved these condensed interim consolidated financial statements on May 28, 2020.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, listed below.

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

Subsidiary	Location
Sona Resources Corp. until sold on November 15, 2019 (Note 8)	Canada
No. 75 Corporate Ventures Ltd. until sold on November 15, 2019 (Note 8)	Canada

Each of the above companies was 100% owned by the Company and was fully consolidated until sold.

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

3.	New standards, amendments and interpretations

The IASB has issued a number of amendments to standards and interpretations, which were not yet effective in 2020, and have not been applied in preparing these condensed interim consolidated financial statements.  It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years.

The IASB has also issued several new amendments to standards and interpretations which are effective January 1, 2020 and were first adopted by the Company in the three-month period ended March 31, 2020. None of the new amendments effective January 1, 2020 have an impact on the condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: FVTPL; FVTOCI; and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	March 31, 2020	December 31, 2019
Cash	Amortized cost	$22,421,073	$13,199,477
Receivables not due from governments	Amortized cost	$266,207	$1,080,340
Marketable securities	FVTPL	$1,064,190	$246,285
Accounts payable and accrued liabilities	Amortized cost	$4,151,598	$4,083,095

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at March 31, 2020, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s StrikePoint marketable securities (Note 9) would result in a $106,419 decrease to the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of March 31, 2020.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Other risks

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, including Canada, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date the Company’s operations have not been materially negatively affected by these events. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, nor the severity of the consequences, as well as their impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, or Goods and Services Tax.

	March 31, 2020	December 31, 2019
Mineral Exploration Tax Credits	$581,094	$581,094
Goods and Services Tax	633,920	567,980
Due from StrikePoint	-	750,000
Other	266,207	330,340
Total	$1,481,221	$2,229,414

6.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property in exchange for cash consideration of $500,000 and 1,294,753 common shares valued at $1,000,000. Pursuant to the terms of a purchase agreement, the Company committed to issue shares valued at $1,500,000 prior to November 4, 2017 (issued), shares valued at $1,500,000 prior to November 4, 2020 (not issued at March 31, 2020) and a cash payment of $4,000,000 before commencement of commercial production from the GJ Property. Legal fees of $21,535 incurred in the acquisition of the GJ Property were capitalized.

The majority of claims that constitute GJ are subject to three different royalties varying from 1% to 3%. In each case the royalty may be halved by making a payment of $500,000, $1,000,000 or $2,000,000. A total of 5 mineral claims at GJ are subject to no royalty whatsoever.

On February 4, 2020, the Company announced that it had entered into a purchase and sale agreement to sell the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”) for consideration of $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Project (the “Newcrest Agreement”). Subsequent to March 31, 2020, On May 1, 2020, the Newcrest Agreement was completed (Note 17).

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

6.	GJ MINERAL PROPERTY (continued)

As a result of the Company’s plans to sell the GJ property and its active search for a buyer, the Company has classified the GJ mineral property as a held-for-sale asset, in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. Following the change in classification of the GJ mineral property, the net carrying value of $3,378,131 (December 31, 2019 - $3,083,035) (Note 8) of the mineral property and the related reclamation deposit of $56,500 (Note 7) have been reclassified from non-current assets to current assets on the consolidated statements of financial position. During the three months ended March 31, 2020, the Company incurred expenses of $295,096 in order to prepare the property for sale. These expenses were capitalized to the cost of the mineral property asset.

7.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	Eskay	Spectrum-GJ	Blackdome	Office	Total
December 31, 2018 & March 31, 2019	$931,000	$45,000	$159,500	$130,541	$100,000	$1,366,041
Additions	-	-	-	10,000	-	10,000
Surety Collateral	337,500	-	-	-	-	337,500
Returned	-	-	(103,000)	-	-	(103,000)
Disposals	-	-	-	(140,541)	-	(140,541)
Held-for-sale (Note 6)	-	-	(56,500)	-	-	(56,500)
December 31, 2019 & March 31, 2020	$1,268,500	$45,000	$-	$-	$100,000	$1,413,500

As part of the Mines Act, the reclamation security required over the Snip property is $2,982,000. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of building an access road, and to determine the timing of payment of the remaining unfunded portion of the reclamation security. In December of 2018, the Company replaced cash reclamation security deposits totalling $2,075,000 with a surety bond. Approximately half of the surety bond amount is held as collateral by the surety provider. In 2019, the Company added to the surety bonds to cover a total of $2,650,000 of reclamation security.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On April 7, 2016, the Company completed the first share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million, issued 200,000 common shares to the vendor on April 7, 2016, and a further 125,000 shares on July 19, 2017 as the final condition to complete the exercise of the option. As part of the purchase, consideration of $280,280 was allocated between the fair values of assets acquired and liabilities assumed, resulting in recognition of a liability, on acquisition, of $649,534 for closure and reclamation costs and an asset of $924,382 as exploration and evaluation interests. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick has retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the right to have a representative on the Board of Directors, as well as participation in a Skeena private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have a further three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with entering into the agreement with Hochschild, Skeena collected proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share. The Company received proceeds of $3,534,355 above the fair market value of the shares on the date of issuance, of which $1,188,053 was allocated to the flow-through share premium, $1,955,051 was applied to reduce previous Snip acquisition costs to $Nil, and the remaining $391,251 was recorded as a gain on option of mineral property.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

On December 18, 2017, Skeena announced that it had secured an option to acquire a 100% interest in the Eskay Creek property from Barrick In order to earn the 100% interest, under the terms of the option agreement, Skeena must first incur $3,500,000 in exploration expenditures by December 18, 2020 (incurred), of which $1,500,000 must be incurred by December 18, 2019 (incurred). In addition, if Skeena chooses to exercise the option to acquire Eskay Creek, it will be required to pay $17.7 million in relation to the Eskay Creek acquisition. These funds will be first directed towards providing the government with security over the reclamation bond amount on the property, with any remaining amount being paid to Barrick as part of the purchase price.

Barrick will retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick will maintain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a NI 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick may exercise this right by cancelling its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties will form a joint venture.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing its carrying value to $Nil, determined in accordance with Level 3 of the fair value hierarchy.

Porter Idaho Property, British Columbia, Canada

On September 22, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Mount Rainey Silver Inc. (“Mount Rainey”). Mount Rainey’s primary asset is a portfolio covering the past-producing, underground Prosperity – Porter Idaho – Silverado silver property located in the Golden Triangle of northwest British Columbia in the Skeena Mining Division.

In addition, the Company obtained the Glacier Creek Claims located in the Glacier Creek / Albany Creek area on the east side of the Bear River Valley in British Columbia, together with municipal lots located in Stewart, British Columbia. The Company determined that Mount Rainey was a group of assets that did not constitute a business, and so treated this transaction as an asset acquisition.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Porter Idaho Property, British Columbia, Canada (continued)

During the second quarter of 2018, the Company received an offer to purchase the Porter Idaho Property for a value which was lower than the property’s carrying value. The Company considered this an indicator of impairment and conducted an impairment assessment on the property. As a result of the impairment assessment, the Company recorded an impairment of the mineral property interest of $1,325,759, reducing the carrying value of the property to $2,972,499, the value of consideration receivable on the sale to StrikePoint Gold Inc. (“StrikePoint”).

On August 15, 2018, the Company sold the Porter Idaho Property to StrikePoint in exchange for 9,500,000 securities of StrikePoint (Note 9), and a series of cash payments totalling $1,500,000 over a period ending December 31, 2019 (received $750,000 at December 31, 2019, and the remainder of $750,000 paid in shares during the three months ended March 31, 2020 – Note 9), and secured by a first claim over the issued and outstanding shares of Mount Rainey. In addition, Skeena holds a 1% NSR on the Property and StrikePoint has the option to buy back 0.5% at a price of $750,000.

Blackdome Property, British Columbia, Canada

On September 15, 2016, the Company announced that it had successfully acquired all of the issued and outstanding common shares of Sona Resources Corporation (“Sona”). In addition to the Blackdome Property, $12 million in Canadian corporate income tax loss carry forwards were also acquired along with the Elizabeth exploration property, a mill, mobile equipment and a camp. Due to the age and condition of the related infrastructure and equipment, it was assigned zero value as part of the acquisition.

A legal dispute was launched against Sona by the vendors of the Elizabeth exploration property, alleging non-performance under the option agreements. The Supreme Court of British Columbia decided the matter in Skeena’s favour, but the vendors appealed the judgement. The BC Court of Appeal gave Sona until December 31, 2020 to produce a bankable feasibility study – the final remaining obligation to satisfy under the option agreements. As a result of the court case, which was pending at the time of acquisition by Skeena, none of the total purchase consideration of $3,428,165 was allocated to the Elizabeth exploration property.

On November 15, 2019, the Company sold all of the issued and outstanding common shares of Sona and No. 75 Corporate Ventures Ltd. to Tempus Resources Limited (“Tempus”) in exchange for $500,000 in cash. Because the Company accepted an offer to purchase Sona and No. 75 for a value which was lower than the carrying value of the related net assets, the Company considered this an indicator of impairment and conducted an impairment assessment prior to the transaction closing. As a result of the impairment assessment, the Company recorded an impairment of the Blackdome mineral property interest of $3,283,144, determined in accordance with Level 3 of the fair value hierarchy. As a result of the sale, Skeena disposed of the net assets of the subsidiaries, including $2,327,721 in exploration and evaluation assets, and $1,581,934 in provision for closure and reclamation liability (Note 14).

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation assets

Acquisition costs have been capitalised as follows:

	Eskay	Snip	Blackdome	GJ	Spectrum	Total
Total at Dec. 31, 2018	$250,000	$-	$5,670,975	$3,026,535	$7,362,175	$16,309,685
Recovery	-	-	(50,000)	-	-	(50,000)
Impairment	-	-	(3,283,144)	-	(7,362,175)	(10,645,319)
Closure liability	-	1,586,759	(25,110)	-	-	1,561,649
Sale	-	-	(2,327,721)	-	-	(2,327,721)
Land costs	-	-	15,000	-	-	15,000
Held-for-sale (Note 6)	-	-	-	(3,026,535)	-	(3,026,535)
Total at Dec. 31, 2019	$250,000	$1,586,759	$-	$-	$-	$1,836,759
Closure liability	-	(2,606)	-	-	-	(2,606)
Total at Mar. 31, 2020	$250,000	$1,584,153	$-	$-	$-	$1,834,153

Exploration and evaluation expenses

Exploration and evaluation costs have been incurred as follows:

2020	Eskay	Snip	Total
Claim renewals and permits	$3,495	$45,883	$49,378
Fieldwork, camp support and local office	1,772,231	159	1,772,390
Assays, analysis and storage	307,750	16,504	324,254
Community relations	45,216	13,581	58,797
Drilling	986,545	-	986,545
Environmental studies	514,323	50,395	564,718
Geology, geophysics, and geochemical	655,955	71,346	727,301
Fuel	107,336	479	107,815
Helicopter	43,977	3,230	47,207
Electrical	8,558	-	8,558
Metallurgy	18,875	-	18,875
Share-based payments	145,747	9,492	155,239
Total for the three months ended March 31, 2020	$4,610,008	$211,069	$4,821,077

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

2019	Eskay	Snip	Blackdome	GJ	Spectrum	Total
Claim renewals and permits	$35,253	$36,734	$31,327	$-	$13,500	$116,814
Fieldwork, camp support and local office	23,031	3,510	-	206	206	26,953
Assays, analysis and storage	7,018	15,571	-	-	60	22,649
Community relations	12,280	57,595	-	417	8,882	79,174
Environmental studies	3,283	1,463	24,944	-	-	29,690
Geology, geophysics, and geochemical	362,485	25,552	13,996	2,625	288	404,946
Fuel	814	-	-	-	-	814
Metallurgy	22,907	-	-	-	-	22,907
Total for the three months ended March 31, 2019	$467,071	$140,425	$70,267	$3,248	$22,936	$703,947

9.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint in exchange for 9,500,000 securities of StrikePoint (the “StrikePoint Securities”), and a series of cash payments totalling $1,500,000 (Note 8). The StrikePoint Securities consisted of 7,100,000 common shares in the capital of StrikePoint, and 2,400,000 special warrants, convertible to common shares in the capital of StrikePoint for no additional consideration, provided that the conversion will not result in Skeena becoming an insider of StrikePoint. The StrikePoint special warrants received are were valued on par with StrikePoint common shares given that they are convertible to common shares for a $Nil exercise price.

On August 15, 2018 the fair value of the StrikePoint Securities received was $1,472,500. During the year ended December 31, 2019, the Company sold 4,027,000 (December 31, 2018 – Nil) StrikePoint Securities for gross proceeds of $453,400 (December 31, 2018 - $Nil) and realized a loss on marketable securities of $170,785 (2018 - $Nil). Subsequent to selling these StrikePoint Securities, the Company was able to exercise the special warrants without becoming an insider of StrikePoint, resulting in an additional 2,400,000 common shares in the capital of StrikePoint being issued to the Company. During the year ended December 31, 2019, the Company recorded an unrealized loss of $554,530 (2018 - $47,500) due to a decrease in StrikePoint’s share price.

On December 31, 2019, the Company held 5,473,000 shares of StrikePoint with a fair value of $246,285. On January 29, 2020 and February 12, 2020, the Company received an additional 30,000,000 shares (15,000,000 on each date) of StrikePoint in satisfaction of the remaining $750,000 due to the Company (Note 8).

On March 31, 2020, the Company held 35,473,000 StrikePoint Securities with a fair value of $1,064,190, resulting in an unrealized gain of $67,905 for the period ended March 31, 2020 (March 31, 2019 – unrealized loss of $142,500).

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

10.	CAPITAL ASSETS

Cost	Computer Software	Computer Equipment	Field Equipment	Office Equipment	Right-of-use Asset	Total
Balance, December 31, 2018	$57,852	$82,922	$713,095	$95,616	$-	$949,485
Additions	5,182	10,899	-	1,001	1,657,518	1,674,600
Balance, December 31, 2019	63,034	93,821	713,095	96,617	1,657,518	2,624,085
Additions	-	-	-	1,342	64,378	65,720
Balance, March 31, 2020	$63,034	$93,821	$713,095	$97,959	$1,721,896	$2,689,805
Accumulated Amortization
Balance, December 31, 2018	$53,980	$29,214	$184,529	$47,736	$-	$315,459
Amortization	7,703	17,795	104,529	9,710	236,788	376,525
Balance, December 31, 2019	61,683	47,009	289,058	57,446	236,788	691,984
Additions	337	3,511	21,203	1,981	70,693	97,725
Balance, March 31, 2020	$62,020	$50,520	$310,261	$59,427	$307,481	$789,709
Carrying Value
Balance, December 31, 2019	$1,351	$46,812	$424,037	$39,171	$1,420,730	$1,932,101
Balance, March 31, 2020	$1,014	$43,301	$402,834	$38,532	$1,414,415	$1,900,096

11.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Three months ended March 31,
	2020	2019
Officer remuneration[1]	$206,639	$216,042
Share-based payments	$362,224	$-

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three months ended March 31, 2020 and 2019.

Recoveries

During the period ended March 31, 2020, the Company recovered $44,908 (period ended March 31, 2019 - $24,136) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31, 2020 is $2,917 (December 31, 2019 - $479,083) due to officers, in relation to key management compensation.

Receivables

Included in receivables at March 31, 2020 is $42,613 (December 31, 2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries.

12.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2018	$1,363,495
Creation of flow-through share premium liability on issuance of flow-through shares	4,489,662
Settlement of flow-through share premium liability pursuant to qualified expenditures	(1,861,893)
Balance at December 31, 2019	$3,991,264
Creation of flow-through share premium liability on issuance of flow-through shares	4,615,000
Settlement of flow-through share premium liability pursuant to qualified expenditures	(810,600)
Balance at March 31, 2020	$7,795,664

Issued in 2018: As a result of the issuances of flow-through shares in 2018, the Company had a commitment to incur $9,723,898 in qualifying CEE on or before December 31, 2019. As of December 31, 2018, the remaining commitment was $6,834,575, which was satisfied in 2019.

Issued in 2019: As a result of the issuances of flow-through shares in 2019, the Company has a commitment to incur $17,537,346 in qualifying CEE on or before December 31, 2020. As of December 31, 2019, the remaining commitment was $16,313,512. During the three months ended March 31, 2020, $3,404,531 of this commitment was satisfied, with $12,908,980 remaining.

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company has a commitment to incur $15,015,000 in qualifying CEE on or before December 31, 2021.

Total: As of March 31, 2020, the remaining flow-through expenditure commitments are $12,908,980 by December 31, 2020, and $15,015,000 by December 31, 2021, for a total remaining commitment of $27,923,980 at March 31, 2020. Additional flow-through shares were issued subsequent to March 31, 2020 which increased the total flow-through expenditure commitment to $46,170,486.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

13.	OFFICE LEASE LIABILITY

The Company has recognized a lease liability on its office lease pursuant to IFRS 16.

Balance at December 31, 2018	$-
Office Lease Liability recognized on adoption of IFRS 16	1,657,518
Office Lease payments	(307,500)
Accretion	116,028
Balance at December 31, 2019	$1,466,046
Adjustment to opening balance due to increased rent	64,378
Office lease payments	(76,665)
Accretion	31,368
Balance at March 31, 2020	$1,485,127
Current lease liability (included in accounts payable and accrued liabilities)	$324,100
Long-term lease liability	1,161,027
Total office lease liability	$1,485,127

14.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Blackdome	Snip	Total
Balance at December 31, 2018	$1,556,825	$1,694,196	$3,251,021
Revision of estimate	-	1,567,714	1,567,714
Accretion	25,109	19,045	44,154
Sale of subsidiary	(1,581,934)	-	(1,581,934)
Balance at December 31, 2019	$-	$3,280,955	$3,280,955
Revision of estimate	-	(2,606)	(2,606)
Accretion	-	2,606	2,606
Balance at March 31, 2020	$-	$3,280,955	$3,280,955

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2020 – 1.67%, 2019 – 1.67%). These inputs are all subject to uncertainty.

At its active above-ground exploration sites, the Company fulfils its drill-site restoration obligations on an on-going basis when a drill site is no longer required, and accordingly no liability has been accrued-for in relation to the Company’s other properties.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

15.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On April 10, 2019, the Company raised gross proceeds of $2,000,000 through a private placement financing, issuing 5,194,805 common shares at a price of $0.385. Cash finder’s fees of $65,975 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On July 31, 2019, the Company raised gross proceeds of $5,032,070 through a private placement financing, issuing 9,077,208 common shares at a price of $0.385 and 3,169,784 flow through shares at a price of $0.485. Cash finder’s fees of $81,736 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On December 16, 2019, the Company raised gross proceeds of $16,000,000 through a private placement financing, issuing 19,512,196 flow through shares at a price of $0.820. Cash finder’s fees of $719,316 were paid in connection with the private placement. No warrants, options, or bonus shares were issued in conjunction with this financing.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

Additional shares were issued subsequent to the period end (Note 17).

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of five years and vest at the discretion of the Board of Directors.

Share-based payments

On April 15, 2019, the Company granted 3,815,000 stock options to directors, officers, employees and consultants, exercisable at $0.41 per option until April 15, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,209,800.

On August 7, 2019, the Company granted 4,200,000 incentive stock options to directors, officers, employees and consultants, exercisable at $0.45 per share until August 7, 2024. The options vested immediately, were valued using the Black-Scholes option pricing model and had a fair value of $1,295,290.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

15.	CAPITAL STOCK AND RESERVES (continued)

On January 17, 2020, the Company granted 2,940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.04. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,169.

On January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

Additional options were granted subsequent to March 31, 2020 (Note 17).

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted Average inputs used were as follows:

	2020	2019
Expected life	3.0 yrs	5.0 yrs
Annualized volatility	67%	105%
Dividend rate	0.00%	0.00%
Forfeiture rate	0.00%	0.00%
Fair value of a share at grant date	$1.04	$0.41
Risk-free interest rate	1.52%	1.40%

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2018	21,278,489	$1.12	7,416,444	$1.11
Expired	(11,315,980)	$1.27	(400,000)	$1.00
Cancelled	-	$-	(4,436,444)	$1.16
Issued/granted	-	$-	8,015,000	$0.43
Outstanding and exercisable, December 31, 2019	9,962,509	$0.95	10,595,000	$0.58
Exercised	(460,833)	$0.92	(908,280)	$0.42
Expired	(4,227,637)	$0.90	-	$-
Issued/granted	-	$-	2,940,000	$1.04
Outstanding, March 31, 2020	5,274,039	$1.00	12,626,720	$0.70
Exercisable, March 31, 2020	5,274,039	$1.00	10,666,720	$0.64

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

15.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

The weighted average remaining contractual life of the stock options is 3.68 years (December 31, 2019 – 3.85 years).

The weighted average remaining contractual life of the warrants is 0.20 years (December 31, 2019 – 0.36 years).

As at March 31, 2020, incentive stock options and share purchase warrants were outstanding as follows:

	Number	Exercise Price	Expiry Date
Options	700,000	$1.00	June 23, 2021
	380,000	$1.50	July 25, 2021
	405,000	$1.00	January 31, 2022
	1,602,000	$0.77	January 15, 2023
	2,968,000	$0.41	April 15, 2024
	3,631,720	$0.45	August 7, 2024
	2,940,000	$1.04	January 27, 2025
	12,626,720	$0.70

Warrants	5,274,039	$1.00	June 13, 2020
	5,274,039	$1.00

16.	CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

SKEENA RESOURCES LIMITED

(an exploration stage enterprise)

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Unaudited - expressed in Canadian dollars)

17.	SUBSEQUENT EVENTS

On April 15, 2020, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised upon the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 and 11,027,424 national flow-through shares at a price of $1.05.

On May 1, 2020, the Company completed the Newcrest Agreement, whereby it sold the GJ Property to Newcrest in exchange for $7,500,000 cash and for the assumption by Newcrest of future payment obligations and royalties on the GJ Project (Note 6).

On May 8, 2020, the Company granted 4,200,000 incentive stock options to directors, officers, employees and consultants of the Company. The incentive stock options have a term of five years, expiring on May 8, 2025 or upon departure of the option-holder. Incentive stock options vest over two years with one third vesting immediately, one third after 12 months, and one third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of $1.12.

Subsequent to March 31, 2020, 230,000 stock options expired unexercised.